[MILLER & MARTIN PLLC LETTERHEAD]

August 15, 2006

Via EDGAR

Mr. Mark Webb

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549-4561

Re:

Cornerstone Ministries Investments, Inc. -
Form SB-2
File No. 333-131861

Dear Mr. Webb:

This letter supplements my letter to Jonathan Gottlieb dated August 7, 2006.  During our telephone conversation on August 11, 2006 you asked that I supply further analysis supporting the positions that the Series C, F and G offerings of Cornerstone Ministries Investments were permitted under the language of the applicable trust indentures.  Specifically, to the extent that any indentures were from prior registration statements, you have asked us to walk you through the provisions of the indentures that permit subsequent offerings of new series of securities.  As we have indicated, we have prepared a new trust indenture for the current offering (i.e., the Series G offering) that will be included in a new amendment to the registration statement.  Therefore, I will limit my discussion to the Series C and F offerings.

Series C:

The qualified indenture for the Series C securities was the Trust Indenture dated December 1999 originally between Cornerstone Ministries Investments and American Securities Transfer and Trust.1  This indenture was originally entered into in connection with the company’s Series B offering.  Section 9.06 of the indenture provides that the company may issue additional securities under the indenture so long as the additional securities are of equal standing and priority with all other securities issued under the indenture and the company is not in default.  The additional securities must be issued pursuant to a resolution adopted by the company’s board and a supplement to the indenture.  The company had adopted such a resolution and it and the trustee had agreed upon the terms of a supplement to the qualified indenture.

1 In late 2000 Regions Bank succeeded American Transfer and Trust.  Regions and Cornerstone revised the form of indenture on January 29, 2002 to reflect administrative and format preferences suggested by Regions and its counsel. There were no material changes to any substantive provisions.  Specifically, the revision did not amend any of the required provisions under the Trust Indenture Act.  The revised form of indenture can be found as exhibit 4.4 to post effective amendment no. 1 to the company’s Form SB-2 filed February 1, 2002 (File No. 333-75152).  In 2005, Trinity Trust Company succeeded Regions as trustee.

Before such supplement was formally executed, however, the company and the trustee entered into a revised form of indenture dated January 29, 2002 (see explanation in footnote one above).  As the revised indenture specifically contemplated the issuance of the Series C securities, the supplement to the 1999 indenture was no longer necessary.

Series F:

The Series F securities were issued and are outstanding pursuant to the Trust Indenture dated April 29, 2003 between Cornerstone Ministries Investments and Trinity Trust Company.  This indenture was originally entered into in connection with the company’s Series E offering.  Section 9.06 of the indenture provides that the company may issue additional securities under the indenture so long as the additional securities are of equal standing and priority with all other securities issued under the indenture and the company is not in default.  The additional securities must be issued pursuant to a resolution adopted by the company’s board and a supplement to the indenture.  Accordingly, the company and the trustee executed the First Supplement to Trust Indenture on November 1, 2004 establishing the Series F securities.

* * *

Please feel free to call me at (404) 962-6442 if you have any questions regarding the information provided above.  Again, the company looks forward to resolving these issues as quickly as possible and will cooperate in any manner to achieve this objective.  Thank you for your consideration.

Sincerely,

/s/ Michael P. Marshall, Jr.

Michael P. Marshall, Jr.

MPM:eha

Enclosures

cc:

John T. Ottinger